Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

August 12, 2016

Alison T. White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NuShares ETF Trust; File Nos. 333- 212032 and 811-23161

Dear Ms. White:

On behalf of our client, NuShares ETF Trust (the “Registrant”), we are responding to Staff comments we received in a letter from you dated July 15, 2016, regarding the Registrant’s initial filing on Form N-1A (“Initial Filing”), which was filed with the U.S. Securities and Exchange Commission (“Commission”) on June 15, 2016, for the purpose of registering shares of the NuShares Enhanced Yield U.S. Aggregate Bond ETF (the “Fund”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Initial Filing.

Prospectus Comments

Front Cover Page

1. Please disclose the principal U.S. market on which the Fund shares will be traded. See Item 1(a) of Form N-1A.

Response: The Registrant has revised the front cover to disclose that the Fund’s shares will be listed on the NYSE Arca.

Fees and Expenses of the Fund (p. 2)

2. Given that you have included Other Investment Companies Risk as a principal risk of investing in the Fund, please consider whether a line item for Acquired Fund Fees and Expenses should be added to the fee table.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation. Consequently, we have not added a line item in the fee table for Acquired Fund Fees and Expenses.

Principal Investment Strategies (pp. 2-3)

3. Please state here, as you do on page 7, that “under normal market conditions… [the Fund] will (i) invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in fixed income securities and (ii) invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in securities of U.S. issuers.” In this regard, if you will count derivatives for purposes of the 80% policy described in (i), please advise supplementally how you will value them. We may have further comments.

Response: The Registrant respectfully declines to make the requested revision. We note that neither Rule 35d-1 nor Item 4 of Form N-1A require disclosing these non-fundamental policies in this part of the prospectus. Further, we believe that the current disclosure more than adequately summarizes the types of securities in which the Fund will invest.

For purposes of the Fund’s 80% policy described in (i) above, derivatives will be valued at their mark-to-market value.

4. Please explain supplementally whether you consider TBAs a senior security for purposes of Section 18 of the Investment Company Act of 1940. If so, please advise whether and how the fund will cover its position.

Response: As disclosed in the prospectus, when the Fund enters into a TBA transaction, it will invest assets committed to such transactions in short-term, high-quality instruments. Thus, it is fair to say that the Fund will treat TBA transactions in the same way as it would treat a senior security for Section 18 purposes.

5. The following sentence appears to be missing a word after the phrase “variety of”: “[i]nstead, the Enhanced Index first assigns component securities from the Base Index into a variety of based upon asset class, sector, credit quality, duration and maturity…” Please revise.

Response: The Registrant has revised the disclosure to include the word “categories.”

6. Please identify the index provider.

Response: The Registrant has identified the index provider under the heading “Index Provider” in the prospectus.

7. Please add principal strategy disclosure corresponding to the following principal risks: Dollar Roll Transaction Risk, Non-U.S. Emerging Markets Risk and Zero Coupon Bonds Risk.

Response: The Registrant has revised the strategy disclosure to include a discussion of dollar rolls, clarified that the Fund may invest in securities issued by non-U.S. governments and companies, and removed Zero Coupon Bond Risk from the principal risks.

8. With regard to your statement that “the Fund invests at least 80% of its assets, exclusive of collateral held from securities lending, in component securities of the Enhanced Index,” will securities lending will be a principal strategy of the fund? If so, please add appropriate principal strategy and risk disclosure.

Response: While the Fund reserves the right to engage in securities lending in the future, it is not currently anticipated to be a principal investment strategy of the Fund. The statement you cite reflects a condition of the exemptive relief under which the Fund is able to operate as an ETF.

9. Please provide a “white paper” or similar documentation that describes the Enhanced Index’s methodology. Also, please represent in your response letter that the methodology permits no discretion and is in compliance with the Fund’s ETF order.

Response: The Enhanced Index as described in the Initial Filing has been replaced by a similar index developed and maintained by a third-party, Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Registrant represents that the methodology permits no discretion by the Fund’s Adviser and complies with the terms, conditions and representations of the exemptive order issued to Nuveen Fund Advisors, LLC, et al., (File No. 812-14557).

Principal Risks (pp. 3-4)

10. Please consider adding a risk discussing the Fund’s limited operating history.

Response: The Registrant respectfully declines to add such risk disclosure.

11. Please revise the Derivatives Risk disclosure to provide a better sense of the types of derivatives that the Fund will use, the manner in which it will use them and the maximum percentage of assets it will allocate to them. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Registrant has no present intention to invest in derivatives of any type, but retains the investment discretion to do so should there be a situation where such an investment would be in the best interests of Fund shareholders. Consequently, the Registrant believes the level and nature of risk disclosure regarding derivatives is appropriate and has not made any changes to the disclosure, except the Registrant has removed Derivatives Risk as a principal risk and added Derivatives Risk disclosure to the non-principal risks disclosed pursuant to Item 9 of Form N-1A.

12. Please advise whether any securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. Finally, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Registrant has no expectation that any securities underlying the Fund will be traded outside of a collateralized settlement system.

13. If applicable, please disclose that because certain of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and traded in is open, there may be changes between such security’s last quote from the closed foreign market and the value of the security during the Fund’s domestic trading day. Disclose that, as a result, differences may occur between the market price of the Fund and the underlying value of the Fund’s shares.

Response: The Registrant has no expectation that any of the Fund’s underlying securities will be traded in a non-U.S. market.

14. Please clarify what you mean by “Service Provider Operational Risk,” by including examples of the types of service providers you mean.

Response: The Registrant has revised the first sentence of this disclosure as follows (new language is underlined): “The Fund’s service providers, such as the Fund’s administrator, custodian or transfer agent, may experience disruptions or operating errors that could negatively impact the Fund.”

Additional Detail About the Fund’s Strategy, Holdings and Risks (p. 7)

15. Please reconcile the statement that “[o]ver time, the Fund’s tracking error … is generally expected not to exceed 5%” with the statement in the Fund’s ETF notice, IC-32069, that “[a]pplicants expect that the returns of each Fund will have an annual tracking error relative to the performance of its Underlying Index of less than 5%.”

Response: The Registrant has revised the statement in question to read as follows: “Over time, the Fund’s tracking error (i.e., the divergence of the Fund’s performance from that of the Enhanced Index) is generally expected to be less than 5%.”

Non-Principal Risks (p. 17)

16. It is unclear why you list Concentration Risk here, as well as under Principal Risks. Please advise or revise.

Response: The Registrant has removed this risk from Non-Principal Risks section.

17. Please consider whether Financial firm exit risk should be moved to the Principal Risks sections.

Response: The Registrant continues to believe that this is not a principal risk of the Fund.

Share Trading Prices (p. 21)

18. Please disclose: (a) what fees the IOPV does and does not include, for example, operating fees or other accruals; and (b) whether non-U.S. securities held by the Fund will be valued based on closed foreign markets prices updated only for currency changes.

Response: The Registrant has revised the IOPV disclosure as follows (new language is underlined): “The IOPV is generally based on the current market value of the Fund’s portfolio holdings, less accrued expenses, divided by the number of shares of the Fund outstanding, as of the time of the prior day’s NAV calculation.”

Because the Registrant does not anticipate holding securities that primarily trade in foreign markets, we have not made any change to the disclosure regarding the pricing of securities on closed foreign markets.

NuShares ETFs (p. 30)

19. As of the date of this letter, the Fund’s web address returned the following message: ‘link not found.’ Please confirm that site will be functional by the time the Fund begins operations.

Response: The Registrant confirms that the site will be functional by the time the Fund begins operations.

SAI Comments

Swap Transactions (pp. S-12-S-14)

20. Please confirm supplementally that when the Fund writes or sells a credit default swap, it will segregate the full notional amount of obligation.

Response: The Registrant confirms that in such situations, the Fund will segregate liquid assets in an amount equal to the full notional amount of the obligation.

Management (pp. S-32-S-37)

21. You state in the preamble to the Trustees table that there are eleven Trustees, two of whom are interested persons, yet there appear to be nine Trustees, one of whom is an interested person. Please reconcile. Please also add a separate heading for the Interested Trustees section to the table as required by Instruction 2 to Item 17 of Form N-1A.

Response: The table has been amended to reflect the current composition of the Board of Trustees and the additional heading has been added.

Portfolio Managers (pp. S-48-S-49)

22. We are unable to locate the disclosure regarding how Lijun (Kevin) Chen is compensated as required by Item 20(b) of Form N-1A. Please advise or revise.

Response: The requested disclosure has been added.

Compensation (p. S-49)

23. Please disclose the rate of the Sub-Adviser’s fee.

Response: Item 19(a) of Form N-1A specifically requires fee disclosure for affiliated investment advisers to be aggregated. Because the rate of the Adviser’s fee is disclosed and the Sub-Adviser is an affiliate of the Adviser, the Registrant believes the current disclosure complies with the requirements of Form N-1A.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Fund, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Chris Rohrbacher, Esq.

K. Michael Carlton, Esq.